SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. 1)*



                     Name of Issuer:  Hollywood Entertainment
Corp.



          Title of Class of Securities:  Common Stock, No Par



                            CUSIP Number:  436141 105



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 436141 105



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Bank Wisconsin



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          None



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       None



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      None



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         None



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



0%



12.  TYPE OF REPORTING PERSON*



BK





Item 1(a).  Name of Issuer:



Hollywood Entertainment Corp.



Item 1(b).  Address of Issuer's Principal Executive Offices:



25600 Southwest Parkway Center Drive

Wilsonville, Oregon 97070



Item 2(a).  Name of Person Filing:



Firstar Bank Wisconsin



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



One South Pinckney Street

Madison, Wisconsin 53703-2802



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Common Stock, No Par



Item 2(e).  CUSIP Number:



436141 105



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [x]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e)  [ ]  Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [ ]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:



(a)  Amount Beneficially Owned as of December 31, 1997:



0 shares



(b)  Percent of Class:



0%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



None



(ii)  shared power to vote or to direct to the vote:



None



(iii)  sole power to dispose or to direct the disposition of:



None



(iv)  shared power to dispose or to direct the disposition of:



None



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Not Applicable



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



Not Applicable



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



Not Applicable





Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 13, 1998



FIRSTAR BANK WISCONSIN







By:  /s/ Joan M. Fagan







Name/Title:  Joan M. Fagan, Secretary